LATHAM & WATKINS llp	9 Raffles Place #42-02 Republic Plaza Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
May 14, 2009	Chicago Doha	Orange County Paris
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles Madrid Milan Moscow	Singapore Tokyo Washington, D.C.

File No. 028413-0026
VIA EDGAR AND FACSIMILE (703) 813-6985
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney Celia A. Soehner, Attorney
Re:	Chartered Semiconductor Manufacturing Ltd. Form 20-F for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 000-27811
Ladies and Gentlemen:
     We are counsel to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore (the “Company”).
     On behalf of the Company, set forth below are the Company’s responses to the Staff’s comment letter dated April 30, 2009. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Item 3.D. Risk Factors
Temasek controls our company and its interests may conflict... page 14
1.	In your future filings, please expand your risk factor to also indicate, if true, that the Minister for Finance (Incorporated), through Temasek as your largest and majority shareholder, may have interests that are different from those of your other shareholders, such as job creation and industry development within Singapore, etc., and that those interests may not necessarily be compatible with the increasing net income available to shareholders, shareholders’ equity, or with the initiation or increase of future dividends.
1.	According to Temasek’s publicly available statements, Temasek’s investment, divestment and other operational decisions are made by its Board and management,

May 14, 2009

LATHAM & WATKINS llp

independent of its shareholder, the Minister for Finance (Incorporated). Singapore’s Minister for Finance, Tharman Shanmugaratnam, in response to a query raised in the Singapore Parliament in November 2006, had also made the following statements: “Temasek’s investments are commercial decisions, taken independently of Government. We do not direct or influence individual investments by Temasek. The investments are the prerogative of Temasek’s Board and management.” Based on the above, the Company believes that the decisions that Temasek makes in respect of its controlling interest in the Company are made independently of the Minister for Finance (Incorporated). Accordingly, the Company does not believe it would be appropriate to expand the risk factor to refer to potential conflicting interests of the Minister for Finance (Incorporated).
Item 5. Operating and Financing Review and Prospects
Executive Overview, page 35
2.	We note from your Consolidated Statements of Cash Flows that your payments for property, plant and equipment (i.e., your capital expenditures), plus your payments for technology licenses have exceeded your net cash provided by operating activities in each of the last three fiscal years. In addition, we note from your Selected Financial Data on page 4 that your total long-term obligations and convertible redeemable preference shares have increased from $960.66 million in 2004 to approximately $2.0 billion in 2008. As such, it would appear that the financing of your capital expenditures, which appear to be required in order to maintain pace with the rapidly increasing technological complexity in your industry, has historically been dependent upon your ability to increase your borrowings and to issue shares of preferred stock. Given your disclosure on page 36 that “increasing the technological complexity of devices [you] manufacture does not necessarily lead to increased profitability because the higher selling prices for such devise may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices,” please revise the Executive Overview in your applicable future filings to add management’s assessment of the factors and trends that are anticipated to have a material effect on the company’s financial condition and results of operations and cash provided by operating activities in future periods and the actions management currently is taking in response to those factors and trends. For example, please address how management assesses the company’s current level of indebtedness, its ability to make necessary capital expenditures given the company’s current level of indebtedness, interest payments, cash provided by operations, and current industry trends, and discuss and analyze how those factors and trends will affect the company’s financial condition and results of operations. Please refer to Item 5 of Form 20-F.
2.	The Company notes the Staff’s comments and advises the Staff that it will make the requested revisions in its future filings on Form 20-F to reflect management’s assessment of the factors and trends, and management’s actions in response thereto, at the time of such filing.

May 14, 2009

LATHAM & WATKINS llp

General
     The Company supplementally provides the Staff, as requested, in Annex A hereto its representation letter.
* * * * *
     Please contact the undersigned at (011) 65-6437 5412 if you have any questions or require additional information concerning the foregoing.

Very truly yours,
/s/ Michael W. Sturrock
Michael W. Sturrock
of LATHAM & WATKINS LLP

Enclosure

cc:	Looi Lee Hwa General Counsel and Company Secretary Chartered Semiconductor Manufacturing Ltd.

Annex A
[On the letterhead of Chartered Semiconductor Manufacturing Ltd.]
May 13, 2009
VIA EDGAR AND FACSIMILE (703) 813-6985
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney Celia A. Soehner, Attorney

Re:	Chartered Semiconductor Manufacturing Ltd. Form 20-F for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 000-27811
Ladies and Gentlemen:
     Reference is made to the responses by Chartered Semiconductor Manufacturing Ltd. (the “Company”) to the Staff’s comment letter dated April 30, 2009. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Chartered Semiconductor Manufacturing Ltd.
By:	/s/ Looi Lee Hwa
	Name:	Looi Lee Hwa
	Title:	General Counsel